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                              Driveway Corporation
                               380 Brannan Street
                            San Francisco, CA 94107
                                 (415) 908-4200

                                 June 23, 2000

Via Federal Express and EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza Washington, D.C.  20549

     Re:  Driveway Corporation (File No. 333-32455)
          Form RW - Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Driveway Corporation, a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-32455, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on March 14, 2000.

     Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since March 14, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Mark Albert, Esq. of Perkins Coie LLP, legal counsel to the Registrant, at (650) 752-6000.

                              Sincerely,

                              Driveway Corporation

                              By: /s/ Christopher S. Logan
                                 -----------------------------
                                  Christopher S. Logan
                                  President and Chief Executive Officer